                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                                Amendment No. 3
                   Under the Securities Exchange Act of 1934


                         PYRAMID TECHNOLOGY CORPORATION
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                                  747236107
                     --------------------------------------
                                 (CUSIP Number)

                   Siemens Nixdorf Informationssysteme, AG
                              Heinz-Nixdorf-Ring 1
                                 33102 Paderborn
                          Federal Republic of Germany
                           Attention:  G. Schulmeyer
                        Telephone:  011-49-89-636-48400
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:
          E. Robert Lupone, Esq.               Peter D. Lyons, Esq.
          Siemens Corporation                  Shearman & Sterling
          1301 Avenue of the Americas          599 Lexington Avenue
          New York, New York 10019-6022        New York, NY 10022
          Telephone: (212) 258-4000            Telephone: (212) 848-4000

                                 January 6, 1995
                     --------------------------------------
            (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

                               Page 1 of 39 Pages

CUSIP No. 747236107 13D

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         SIEMENS NIXDORF INFORMATIONSSYSTEME, AG
- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a member of a Group

        (a)        [ ]
               -----------------------------------------------------------------
        (b)        [ ]
               -----------------------------------------------------------------

(3)    SEC Use Only
                    ------------------------------------------------------------

(4)    Source of Funds     AF
                           -----------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e).  [ ]
                           -----------------------------------------------------

(6)    Citizenship or Place of Organization   Federal Republic of Germany
                                              ----------------------------------

- ----------------
  Number of        (7)  Sole Voting Power
                                          --------------------------------------
    Shares

  Beneficially     (8)  Shared Voting Power       4,047,743
                                                  ------------------------------
   Owned by

    Each           (9)  Sole Dispositive Power
                                               ---------------------------------
   Reporting

    Person        (10)  Shared Dispositive Power  4,047,743
                                                  ------------------------------
    With
- ----------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person   4,047,743
                                                                      ----------


(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


(13)   Percent of Class Represented by Amount in Row (11)
                                          23.9%
       -------------------------------------------------------------------------

(14)   Type of Reporting Person     CO
                                    --------------------------------------------

                               Page 2 of 39 Pages

CUSIP No. 747236107 13D

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         SIEMENS AKTIENGESELLSCHAFT
- --------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a member of a Group

        (a)        [ ]
             -------------------------------------------------------------------
        (b)        [ ]
             -------------------------------------------------------------------

(3)    SEC Use Only
                   -------------------------------------------------------------


(4)    Source of Funds     WC
                           -----------------------------------------------------


(5)    Check if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(d) or 2(e).   [ ]
                                        ----------------------------------------

(6)    Citizenship or Place of Organization   Federal Republic of Germany
                                              ----------------------------------

- ----------------
  Number of        (7)  Sole Voting Power
                                         ---------------------------------------
    Shares

  Beneficially     (8)  Shared Voting Power       4,047,743
                                                  ------------------------------
   Owned by

    Each           (9)  Sole Dispositive Power
                                              ----------------------------------
  Reporting

    Person        (10)  Shared Dispositive Power  4,047,743
                                                  ------------------------------
    With
- ----------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    4,047,743
                                                                       ---------

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]


(13)   Percent of Class Represented by Amount in Row (11)
                                            23.9%
       -------------------------------------------------------------------------

(14)   Type of Reporting Person       CO
                                      ------------------------------------------

                               Page 3 of 39 Pages

          This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 31, 1994 by Siemens Nixdorf Information Systems, Inc., a Massachusetts corporation ("SNI"), and Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG"), as amended by Amendment No. 1 thereto filed on September 15, 1994 by SNI and Siemens AG, and as further amended by Amendment No. 2 thereto filed on December 1, 1994 by Siemens Nixdorf Informationssysteme, AG, a corporation organized under the laws of the Federal Republic of Germany ("SNI AG"), and Siemens AG (as so amended, the "Schedule 13D"). This Amendment No. 3 is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Pyramid Technology Corporation, a Delaware corporation (the "Issuer"). The following amendments to Items 4, 6 and 7 of the Schedule 13D are hereby made. Unless otherwise defined in this Amendment No. 3, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Pursuant to Rule 101(a)(1)(iii) of Regulation S-T of the Commission, this Amendment No. 3 has been submitted electronically to the Commission. As the filing of this Amendment No. 3 is the first electronic submission relating to the Schedule 13D, pursuant to Rule 101(a)(2)(ii) of Regulation S-T, the text of the Schedule 13D as originally filed and the text of Amendment No. 1 and Amendment No. 2 thereto have also been submitted electronically to the Commission on the date hereof as exhibits to this Amendment No. 3.

Item 4.       Purpose of the Transaction.
- ------        --------------------------
Item 6.       Contracts, Arrangements, Understandings or Relationships with
- ------        -------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

              Items 4 and 6 of the Schedule 13D are hereby amended and supplemented by adding thereto the following:

          On August 21, 1994, the Issuer and SNI entered into the Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") pursuant to which, on September 13, 1994, SNI purchased (i) 2,000,000 shares of Common Stock and (ii) a warrant (the "Warrant") to purchase up to 1,330,000 shares of Common Stock for
an aggregate purchase price of $17,250,000.    Subsequently, SNI transferred to
SNI AG the 2,000,000 shares of Common Stock and the Warrant. In connection with such transfer, SNI AG assumed all of SNI's rights and obligations under the Purchase Agreement and the Registration Rights Agreement, dated as of September 13, 1994, between the Issuer and SNI.

          Pursuant to the terms of Section 7.1 of the Purchase Agreement, until September 1, 1996 (or unless earlier terminated for certain enumerated reasons), SNI AG and its affiliates shall be permitted to hold voting stock representing up to, but no more than, 25% of the total potential voting power (as defined in the Purchase Agreement) of the Issuer, and neither SNI AG nor any of its affiliates shall acquire any voting stock or make a tender, exchange or other offer, without the written consent of the Issuer, if the effect of such acquisition or offer would be to increase the voting power of all voting stock then owned by SNI AG or its affiliates to more than 25% of the total potential voting power of the Issuer. The Purchase Agreement was previously filed as
Exhibit 1 to the Schedule 13D and is incorporated herein by reference in its entirety.

          Attached hereto as Exhibit 4, and incorporated herein by reference in its entirety, is a letter, dated January 6, 1995, addressed to the Issuer from SNI AG, in which SNI AG requested the written consent of the Issuer to permit SNI AG to make an offer to acquire the Issuer in a merger transaction in which the stockholders of the Issuer would receive $15 in cash for each share of Common Stock. The letter stated that SNI AG wished to enter into immediate discussions with the Issuer's senior management concerning its request and indicated that Gerhard Schulmeyer, SNI AG's President and

                               Page 4 of 39 Pages

Chief Executive Officer, together with SNI AG's legal and financial advisors, stood ready to meet with the Issuer's senior management and advisors to begin such discussions.

          On January 8, 1995, the Issuer notified SNI AG that the Issuer has granted its consent to permit SNI AG to make an offer to acquire the Issuer solely for the purpose of allowing the parties to engage in discussions concerning a negotiated merger transaction. There can be no assurances that any such offer or discussions will result in the parties entering into a definitive merger agreement. On January 9, 1995, the Issuer and SNI AG jointly issued a press release relating to the events described above. Such press release is attached hereto as Exhibit 5 and is incorporated herein by reference in its entirety.


          Except as set forth herein, Siemens AG and its affiliates have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's certificate of incorporation or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 7.       Material to be Filed as Exhibits
- ------        --------------------------------

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

               EXHIBIT 99.4    Letter dated January 6, 1995, from
               Gerhard Schulmeyer, President and Chief Executive
               Officer of SNI AG, to Richard Lussier,
               Chairman and Chief Executive Officer of the Issuer.

               EXHIBIT 99.5 Press Release issued jointly on January 9, 1995 by the Issuer and SNI AG.

               EXHIBIT 99.6 Text of the Schedule 13D as originally filed on August 31, 1994.

               EXHIBIT 99.7    Text of Amendment No. 1 to the Schedule 13D.

               EXHIBIT 99.8    Text of Amendment No. 2 to the Schedule 13D.




                               Page 5 of 39 Pages

     Signature
     ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  January 9, 1995    SIEMENS NIXDORF INFORMATIONSSYSTEME, AG


                          By:   /s/ Gerhard Schulmeyer
                            ----------------------------------------------------
                            Name:  Gerhard Schulmeyer
                            Title:  President, CEO


                          SIEMENS AKTIENGESELLSCHAFT

                          By:   /s/ Adrienne Whitehead
                            ---------------------------------------------------
                            Name:  Adrienne Whitehead
                            Title:  Attorney-in-Fact

                               Page 6 of 39 Pages

                                 EXHIBIT INDEX
                                 -------------




Exhibit No.                           Description                          Page No.
===================================================================================
Exhibit 1      Common Stock and Warrant Purchase Agreement dated as            *
               of August 21, 1994, among the Issuer and SNI

Exhibit 2      Form of Warrant.                                                *

Exhibit 3      Power of Attorney dated August 25, 1994 executed by             *
               Gunther Moeser and Friedhelm Knippertz, each as
               Executive Director of Siemens AG

Exhibit 99.4   Letter, dated January 6, 1995, from Gerhard Schulmeyer,         8
               President and CEO of SNI AG, to Richard Lussier,
               Chairman and Chief Executive Officer of the Issuer.

Exhibit 99.5   Press Release issued jointly on January 9, 1995 by the         10
               Issuer and SNI AG

Exhibit 99.6   Text of the Schedule 13D as originally filed on August         11
               31, 1994

Exhibit 99.7   Text of Amendment No. 1 to the Schedule 13D                    26

Exhibit 99.8   Text of Amendment No. 2 to the Schedule 13D                    31
===================================================================================

___________________
*  Previously filed.

                               Page 7 of 39 Pages